UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Verve Therapeutics, Inc.

(Name of Subject Company)

Verve Therapeutics, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

92539P 101

(CUSIP Number of Class of Securities)

Sekar Kathiresan, M.D.

Chief Executive Officer

Verve Therapeutics, Inc.

201 Brookline Avenue, Suite 601

Boston, Massachusetts 02215

(617) 603-0070

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Krishna Veeraraghavan, Esq. Benjamin Goodchild, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Sixth Avenue New York, New York 10019 (212) 373-3000	Andrew D. Ashe, J.D. President, Chief Operating Officer and General Counsel Verve Therapeutics, Inc. 201 Brookline Avenue, Suite 601 Boston, Massachusetts 02215 (617) 603-0070

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 25, 2025 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Verve Therapeutics, Inc., a Delaware corporation (“Verve” or the “Company”). The Schedule 14D-9 relates to the tender offer by Ridgeway Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of Verve, in exchange for (i) $10.50 per Share, net to the stockholder in cash, without interest (the “Cash Consideration”) and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (each, a “CVR” and collectively, the “CVRs”) per Share, which represents the contractual right to receive a contingent payment of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of a certain specified milestone, all in accordance with the terms and subject to the conditions and other provisions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, Purchaser, Computershare Inc., a Delaware corporation (“Computershare”), and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (together with Computershare, the “Rights Agent”) (the Cash Consideration plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of June 25, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on June 25, 2025 by Parent and Purchaser.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The subsection of Item 3 of the Schedule 14D-9 titled “Arrangements with Current Executive Officers, Directors and Affiliates of the Company.” is hereby amended as follows:

•	By amending and restating the entirety of the fifth paragraph on page 8 as follows:

The Company established a retention bonus program for the Company’s employees, pursuant to which the Company granted retention awards (“Retention Awards”) of $2,999,700 in the aggregate to the nine executives of the Company (including the executive officers, but excluding Dr. Kathiresan). The Retention Awards will pay out in full on the 12-month anniversary of the Closing Date (the “Payment Date”), subject to continued employment through such date and for Ms. Dorval and certain other executive officers, subject to continued compliance with certain restrictive covenants set forth in the applicable retention agreement; provided that, upon a termination without cause following the Closing Date, 100% of the unpaid portion of the retention payment shall be paid on such termination date or for Ms. Dorval and certain other executive officers, 50% of the unpaid portion of the retention payment will be paid on the termination date with the remaining 50% to be paid on the Payment Date, pursuant to the applicable retention agreement. As of the date of this Schedule 14D-9, the Company granted Retention Awards to each of its executive officers (other than Dr. Kathiresan) in the aggregate amount of $1,877,000.

•	By amending and restating the entirety of footnote 4 on page 11 as follows:

(4)

The amounts reported in this column represent the Retention Award that was allocated to each applicable NEO, to be paid upon the 12-month anniversary of the Closing Date (subject to continued employment, and for Ms. Dorval, subject to continued compliance with certain restrictive covenants set forth in the applicable retention agreement); provided that, upon an earlier termination without cause, such payment is accelerated, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Retention Awards.” These amounts are “double trigger” payments.

•

By amending and supplementing the paragraph on page 13 under the heading “Employment Agreements and Retention Arrangements Through and Following the Merger” as follows (for clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed out text~~):

Except as set forth above with respect to the Retention ~~Program~~Awards and other existing arrangements with the Company discussed in this Schedule 14D-9, while, as of the date of this Schedule 14D-9 or as of July 15, 2025, none of the Company’s executive officers or directors have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the ~~Effective Time~~Closing Date, it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows (for clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed out text~~):

•	By amending and restating the fourth paragraph on page 23 under the heading “Background of the Offer” as follows:

As part of the Company Board’s ongoing evaluation of strategic opportunities, the Company initiated discussions with Centerview Partners LLC (“Centerview”), with which it had had prior intermittent discussions, and Guggenheim Securities, LLC (“Guggenheim Securities”), with which it had had a long-standing relationship, as financial advisors to the Company. In making its determination regarding financial advisors, the Company Board selected Centerview and Guggenheim Securities based upon the expertise of the two firms and the two firms’ respective knowledge of the biopharmaceutical industry, and determined that retaining two advisors in connection with the Transactions would be in the best interests of the Company. The engagements with Centerview and Guggenheim Securities were ultimately documented in separate engagement letters with each financial advisor on May 20, 2025.

•	By amending and restating the second full paragraph on page 25 under the heading “Background of the Offer” as follows:

On April 1, 2025, Parent sent to the Company a non-binding indication of interest for a potential acquisition of the Company for $10.00 per Share upfront in cash plus a CVR of $3.00 payable upon the dosing of the first human subject in the U.S. in a Phase 3 Clinical Trial for VERVE-102 targeting ASCVD (the “Clinical Trial Milestone”) (the “April Proposal”). Negotiations relating to the April Proposal did not address management retention and compensation.

•	By amending and restating the second paragraph on page 27 under the heading “Background of the Offer” as follows:

On May 14, 2025, Parent sent to the Company a revised non-binding indication of interest for a potential acquisition of the Company for $10.00 per Share upfront in cash plus a CVR of up to $5.00, with (i) $2.00 payable upon the achievement of the Clinical Trial Milestone, (ii) $1.00 payable upon FDA approval to commercially distribute, market and sell VERVE-102 for treatment of ASCVD and (iii) $2.00 payable upon the first calendar year in which annual global net sales of VERVE-102 exceed $1,000,000,000 (the “May 14 Proposal”), and requested a 30-day exclusivity period. Negotiations relating to the May 14 Proposal did not address management retention and compensation.

•	By amending and restating the fifth paragraph on page 29 under the heading “Background of the Offer” as follows:

During the period from June 4, 2025 to June 16, 2025, the Company and Parent, along with their respective legal counsels, exchanged several drafts of, and engaged in numerous discussions and negotiations concerning the terms of, the Merger Agreement, CVR Agreement and the Tender and Support Agreements, which included discussion and negotiations regarding the granting of the Retention Awards by the Company and other employee matters, as authorized by the Company Board, and from June 12, 2025, a negotiation of an offset to the Milestone Payment due under the CVR Agreement for certain payments made, or to be made, by Purchaser (or its controlled affiliates) for it (or its controlled affiliates) to obtain an exclusive license or retain sole ownership under certain patents.

•	By amending and restating the final paragraph that overlaps page 39 and 40 under the heading “Discounted Cash Flow Analysis” as follows:

In performing this analysis, Centerview calculated a range of equity values for the Shares by (i) discounting to present value, as of June 30, 2025, using discount rates ranging from 15.5% to 18.5% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital using its professional judgment and experience) and using a mid-year convention: (a) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on July 1, 2025 and ending on December 31, 2055, utilized by Centerview based on the May 20, 2025 Forecast, (b) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2055 at a rate of free cash flow decline of 20% year-over-year (excluding the free cash flow with respect to the Company’s platform, which assumes a 0% perpetuity growth rate) and (c) tax savings from usage of the Company’s federal net operating losses of $208 million as of December 31, 2024 and the Company’s estimated future losses, as set forth in the May 20, 2025 Forecast, and (ii) adding to the foregoing results the Company’s estimated net cash of $434 million as of June 30, 2025, plus an assumed equity raise of $50 million in 2025 and the net present value of the cost to raise net proceeds of $1.85 billion from 2026-2030, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by the fully-diluted Shares outstanding of 89.3 million basic shares outstanding as of June 13, 2025 and the dilutive impact under treasury stock method of 16.4 million options with weighted average exercise price of $12.60 as of June 13, 2025 and 3.3 million RSUs as of June 13, 2025, and 8.8 million new shares issued in the assumed equity financing in 2025 ~~(determined using the treasury stock method and taking into account outstanding in the money Company Stock Options and Company RSUs), as of June 13, 2025~~, as set forth in the Internal Data.

•	By amending and restating the fourth paragraph on page 46 under the heading “Company Discounted Cash Flow Analysis” as follows:

Guggenheim Securities used a discount rate range of 15.75% – 18.25% based on its estimate of the Company’s weighted average cost of capital using its professional judgment and experience.

•	By amending and restating the second paragraph on page 47 under the heading “Company Discounted Cash Flow Analysis” as follows:

Guggenheim Securities then converted the result of the foregoing calculations to per Share equity value based on 89.3 million basic shares outstanding and the dilutive impact of (i) 16.4 million options with a weighted average exercise price of $12.60 using treasury stock method and (ii) 3.3 million RSUs, all as of June 13, 2025, taking into account the dilution associated with 8.8 million new shares issued in the assumed equity financing in 2025~~using diluted shares outstanding (based on the treasury stock method), taking into account the dilution associated with the assumed 2025 equity raise, as provided by, discussed with and approved for Guggenheim Securities’ use by the Company’s senior management~~.

•	By amending and restating the final sentence that overlaps page 48 and 49 under the subsection titled “Certain Company Management Forecasts.” as follows:

The December 2024 Forecast (as defined below) was prepared by the members of the Company’s management, with the support of Chestnut Partners, Inc. (“Chestnut”)~~a third-party advisor that was not Centerview or Guggenheim Securities~~, during the second half of 2024 as part of an annually scheduled update to the Company Board on the long-range strategic plan for the Company.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph following the first paragraph thereunder:

Pursuant to an engagement letter between the Company and Chestnut, the Company retained Chestnut as a financial advisor in connection with the Company’s general financial strategy and planning. In connection with Chestnut’s services as a financial advisor to the Company, Chestnut received a quarterly retainer fee of $77,500 for the period between April 8, 2024 and July 8, 2024, and $87,500 for each quarter thereafter (which quarterly fee is not payable for the quarter beginning July 8, 2025 and shall terminate upon the Effective Time), and the Company has agreed to pay Chestnut a cash transaction fee (based on a percentage of the value associated with the Transactions) upon consummation of the Transactions, which cash transaction fee is currently estimated to be approximately $3.5 million.

Item 8. Additional Information.

The second paragraph on page 65 under the subsection of Item 8 of the Schedule 14D-9 titled “Regulatory Approvals” is hereby amended and supplemented as follows (for clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed out text~~):

Parent and the Company ~~expect to file~~ filed their respective Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on June 25, 2025 initiating a 30-day waiting period. If the 30-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m., Eastern Time, of the next day that is not a Saturday, Sunday or federal holiday. During the 30-day waiting period, the FTC or the Antitrust Division can choose to shorten the waiting period by granting early termination or may extend the waiting period by issuing a Request for Additional Information and Documentary Materials (a “Second Request”) to each party. Alternatively, to provide the FTC or Antitrust Division with additional time to review the proposed transactions, the parties may withdraw and refile their HSR Notification Forms, following a procedure established pursuant to 16 CFR 803.12(c), starting a new 30-day waiting period. If the FTC or the Antitrust Division issue Second Requests, the waiting period with respect to the Offer would be extended to 11:59 p.m., Eastern Time, on the 30th day after certification of substantial compliance with such Second Requests by both parties (however, the parties could agree with the FTC or DOJ not to consummate the acquisition for some period of time after the waiting period expires). As a practical matter, if such Second Requests were issued, it could take a significant period of time to achieve substantial compliance with such Second Requests, which could delay the Offer.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new Item 8(h) immediately following Item 8(g) (titled “Cautionary Note Regarding Forward-Looking Statements”):

(h) Certain Litigation.

The Company is aware of two complaints (which we refer to collectively as the “complaints”) that have been filed by purported stockholders of the Company against the Company and members of the Company Board seeking to enjoin the merger and to obtain other relief. Both complaints (captioned Johnson v. Verve Therapeutics, Inc., et al., Index No. 653852/2025, filed on June 25, 2025, and Thompson v. Verve Therapeutics, Inc., et al., Index No. 653875/2025, filed on June 26, 2025) have been filed in the Supreme Court of the State of New York, County of New York.

The two pending complaints assert claims of negligent misrepresentation, concealment and negligence against the Company and the members of the Company Board under New York common law in connection with alleged failures to disclose certain supposedly material information regarding the Transactions in the Schedule 14D-9 filed by the Company on June 25, 2025 in connection with the Transactions. The complaints seek, among other things: an order enjoining the defendants from consummating the Transactions; revisions to the Schedule 14D-9; rescission of the Transactions if they have already been consummated or actual and punitive damages; and an award of plaintiff’s fees and expenses in connection with the litigation, including reasonable attorneys’ and experts’ fees and expenses.

In addition to the complaints, the Company has received several demand letters (which are referred to collectively as the “demand letters”) from purported stockholders of the Company with respect to the Merger. The allegations in the demand letters regarding the Schedule 14D-9 statement are substantially similar to the allegations in the complaints regarding the Schedule 14D-9 statement.

The outcome of the matters described above cannot be predicted with certainty. The Company believes that the allegations in the complaints and the demand letters lack merit, that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to moot certain of the disclosure claims in the complaints and the demand letters, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, the Company wishes to voluntarily make certain supplemental disclosures related to the Transactions in this Amendment (the “Supplemental Disclosures”). The Supplemental Disclosures should be read in conjunction with the Schedule 14D-9 in its entirety. Nothing in the Supplemental

Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the extent that the information in the Supplemental Disclosures differ from information contained in this Schedule 14D-9, the information in the Supplemental Disclosures supersedes such information contained in this Schedule 14D-9. If additional, similar demands or complaints are received by or filed against the Company, absent new or different allegations that are material, the Company will not necessarily announce such occurrences.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2025

Verve Therapeutics, Inc.

By:	/s/ Sekar Kathiresan, M.D.
Name: Sekar Kathiresan, M.D.
Title: Chief Executive Officer